SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                 Commission File Number:  000-24197
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                      NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K  [ ]  Form 11-k  [ ]  Form 2-F
[X]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                        September 30, 1998
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             DelSoft Consulting, Inc.
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Former name if applicable

            N/A
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Address of principal executive office (STREET AND NUMBER)

            106 Bombay Lane
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City, State and Zip Code

             Roswell, Georgia  30076
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                   PART II.  RULE 12B-25 (B) AND (C)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-QSB, will be filed on or before the fith calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant filed its registration on Form 10SB on May 5, 1998, and it became effective on July 4, 1998, sixty days after filing. The Staff provided comments on the registration by letter dated July 16, 1998. The Staff has requested, and in its response the registrant intends to file, updated financial statements, including 1998 audited statements for the fiscal year ended June 30, 1998 and financial statements covering its first quarter. The registrant believes that once the Form 10SB is amended, the registrant will not need to file a Form 10KSB for 1998 nor the first quarter Form 10QSB, as the information to be reported in those filings will have been included in its registration. The registrant is preparing its response to those comments, but its amendment to Form 10SB was not ready for filing before the Form 10QSB for the registrant's first quarter was due.


                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Jeffrey A. Rinde                (770)          518-4289
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              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [] Yes   [X] No

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     The registrant did not file a Form 10KSB for its fiscal year ended June 30, 1998. Once the registrant amends its registration to include financial statements and other information for the fiscal year ended June 30, 1998, the registrant will no longer have a need to file a Form 10KSB for that same fiscal year.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For explanation, see attached Exhibit 1.

                   DELSOFT CONSULTING, INC.
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             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date

   November 16, 1998
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By    /s/ Jeffrey A. Rinde
     Jeffrey A. Rinde
     Chief Financial Officer and Secretary

                            EXHIBIT 1

The first quarter's financial results for the current fiscal year when filed will reflect a change from the results for the same period last year. The Company's net income for the three months ended September 30, 1997, of approximately $71,000 decreased by approximately $112,000 to a net loss of approximately $41,000 for the comparable period in 1998. This is primarily attributable to the Company recognizing non-cash charges relating to the amortization of intangible assets and unearned compensation of approximately $73,000 and $33,000, respectively during the three months ended September 30, 1998, with no corresponding charges in the comparable prior period. The Company's selling, general, and administrative expenses also increased due primarily to the Company's continued investment in infrastructure and in the initiatives required to implement the Company's marketing strategies. These costs include the development of additional services offerings, the expansion of its recruiting capabilities, and the opening of additional offices. The most significant of these costs consisting of the sales and marketing efforts associated with the Company's proprietary Year 2000 software toolset, NYE2000 (TM).